UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

21 July, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 21 July, 2026, Guardian Metal Resources PLC issued a press release titled “Director/PDMR Shareholding.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 21 July, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Director/PDMR Shareholding dated 21 July, 2026.

21 July 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

         Director & PDMR Shareholding

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic exploration company focused on tungsten in Nevada, USA, announces that it has been notified that Oliver Friesen has acquired 20,000 ordinary shares in the Company, and Michael Schlumpberger and Jason Starzecki have acquired 500 and 1,100 ADS's respectively in the Company. Each ADS represents 5 ordinary shares of 1 pence in Guardian Metal Resources plc.

The resultant Directors interests in the ordinary shares are set out below:

Director	Shareholding prior to purchase	Number of shares acquired	Cost of shares acquired	Shareholding following purchase	% of issued share capital	Certain options(1)	Shareholding following purchase and exercise of certain options(1)	% of issued share capital following exercise of certain options(1)
Oliver Friesen	1,080,657	20,000	£29,749.50	1,100,657	0.565%	3,099,177	4,199,834	2.122%
Michael Schlumpberger	-	2,500	$5,005	2,500	0.001%	200,000	202,500	0.103%
Jason Thomas Starzecki	145,156	5,500	$10,494	150,656	0.077%	750,000	900,656	0.461%

(1)  Shares that a person has the right to acquire within 60 days of this announcement.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	1. Oliver Friesen 2. Michael Schlumpberger 3. Jason Thomas Starzecki
2	Reason for the notification
a)	Position/status	1. Chief Executive Officer 2. Non-executive Director 3. Executive Chairman
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Guardian Metal Resources plc
b)	LEI	213800J4SKZAMUEPGW34
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary shares of 1p each ADS's - each ADS represents 5 ordinary shares of 1 pence in Guardian Metal Resources plc. ADS's ISIN: US4013821065

	Identification code	ISIN: GB00BPQY8R36

b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		1. 148p 2. $10.01 per ADS 3. $9.54 per ADS	1. 20,000 ordinary shares 2. 5,500 ordinary shares (1,100 ADS's) 3. 2,500 ordinary shares (500 ADS's)

d)	Aggregated information

	- Aggregated volume	See above

- Price

e)	Date of the transaction	17 July 2026
f)	Place of the transaction	1. AIM 2. NYSE 3. NYSE

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